Exhibit 99.3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the first quarter ended

March 31, 2022

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(in thousands of U.S. dollars)		As at	As at
	Note	March 31, 2022	December 31, 2021
Assets
Cash and cash equivalents		20,606	19,292
Trade and other receivables		1,174,465	1,056,023
Inventoried supplies		25,739	24,402
Current taxes recoverable		2,677	6,080
Prepaid expenses		63,158	54,518
Assets held for sale		30,218	1,943
Current assets		1,316,863	1,162,258

Property and equipment	7	2,310,929	2,331,874
Right-of-use assets	8	381,844	398,533
Intangible assets	9	1,833,853	1,792,921
Other assets	10	60,350	37,842
Deferred tax assets		29,914	29,695
Non-current assets		4,616,890	4,590,865
Total assets		5,933,753	5,753,123

Liabilities
Trade and other payables		846,815	861,362
Current taxes payable		29,908	16,250
Provisions	14	43,423	39,012
Other financial liabilities		34,846	10,566
Long-term debt	11	40,809	363,586
Lease liabilities	12	113,979	115,344
Current liabilities		1,109,780	1,406,120

Long-term debt	11	1,660,994	1,244,508
Lease liabilities	12	299,614	313,862
Employee benefits	13	74,033	68,037
Provisions	14	92,544	83,630
Other financial liabilities		3,986	8,033
Deferred tax liabilities		414,278	408,622
Non-current liabilities		2,545,449	2,126,692
Total liabilities		3,655,229	3,532,812

Equity
Share capital	15	1,130,831	1,133,181
Contributed surplus	15, 17	41,548	39,150
Accumulated other comprehensive income		(143,499)	(144,665)
Retained earnings		1,249,644	1,192,645
Equity attributable to owners of the Company		2,278,524	2,220,311

Contingencies, letters of credit and other commitments	22
Subsequent events	23
Total liabilities and equity		5,933,753	5,753,123

The notes on pages 7 to 23 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(In thousands of U.S. dollars, except per share amounts)	Note	Three months	Three months
		ended	ended
		March 31, 2022	March 31, 2021

Revenue		1,893,848	1,059,134
Fuel surcharge		297,671	89,673
Total revenue		2,191,519	1,148,807

Materials and services expenses	18	1,140,408	665,920
Personnel expenses	19	624,835	257,272
Other operating expenses		116,205	53,427
Depreciation of property and equipment	7	64,447	41,220
Depreciation of right-of-use assets	8	31,524	22,799
Amortization of intangible assets	9	14,261	14,371
Gain on sale of rolling stock and equipment		(19,826)	(3,605)
Gain on derecognition of right-of-use assets		(57)	(404)
Gain on sale of land and buildings		(44)	-
Gain on sale of assets held for sale		-	(3,938)
Total operating expenses		1,971,753	1,047,062

Operating income		219,766	101,745

Finance (income) costs
Finance income	20	(66)	(607)
Finance costs	20	20,255	15,042
Net finance costs		20,189	14,435

Income before income tax		199,577	87,310
Income tax expense	21	51,854	20,423

Net income for the period attributable to owners of the Company		147,723	66,887

Earnings per share attributable to owners of the Company
Basic earnings per share	16	1.61	0.72
Diluted earnings per share	16	1.57	0.70

The notes on pages 7 to 23 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(In thousands of U.S. dollars)	Three months	Three months
	ended	ended
	March 31, 2022	March 31, 2021

Net income for the period attributable to owners of the Company	147,723	66,887

Other comprehensive income (loss)
Items that may be reclassified to income or loss in future periods:
Foreign currency translation differences	(290)	(4,337)
Net investment hedge, net of tax	7,610	2,493
Items directly reclassified to retained earnings:
Unrealized loss on investments in equity securities measured at fair value
through OCI, net of tax	(6,154)	-
Other comprehensive income for the period, net of tax	1,166	(1,844)

Total comprehensive income for the period attributable to owners of the Company	148,889	65,043

The notes on pages 7 to 23 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
PERIODS ENDED MARCH 31, 2022 AND 2021 - (UNAUDITED)

(In thousands of U.S. dollars)					Accumulated	Accumulated
				Accumulated	foreign	unrealized		Total
				unrealized	currency	gain (loss)		equity
				loss on	translation	on invest-		attributable
				employee	differences	ments in	Retained	to owners
		Share	Contributed	benefit	& net invest-	equity	earnings	of the
	Note	capital	surplus	plans	ment hedge	securities	(deficit)	Company

Balance as at December 31, 2021		1,133,181	39,150	(292)	(156,926)	12,553	1,192,645	2,220,311

Net income for the period		-	-	-	-	-	147,723	147,723
Other comprehensive income (loss) for the period, net of tax		-	-	-	7,320	(6,154)	-	1,166
Total comprehensive income (loss) for the period		-	-	-	7,320	(6,154)	147,723	148,889

Share-based payment transactions, net of tax	17	-	3,907	-	-	-	-	3,907
Stock options exercised, net of tax	15, 17	5,699	(1,497)	-	-	-	-	4,202
Dividends to owners of the Company	15	-	-	-	-	-	(24,732)	(24,732)
Repurchase of own shares	15	(8,061)	-	-	-	-	(65,968)	(74,029)
Net settlement of restricted share units, net of tax	15, 17	12	(12)	-	-	-	(24)	(24)
Total transactions with owners, recorded directly in equity		(2,350)	2,398	-	-	-	(90,724)	(90,676)

Balance as at March 31, 2022		1,130,831	41,548	(292)	(149,606)	6,399	1,249,644	2,278,524

Balance as at December 31, 2020*		1,120,049	19,783	(379)	(154,344)	-	803,503	1,788,612

Net income for the period		-	-	-	-	-	66,887	66,887
Other comprehensive income (loss) for the period, net of tax		-	-	-	(1,844)	-	-	(1,844)
Total comprehensive income (loss) for the period		-	-	-	(1,844)	-	66,887	65,043

Share-based payment transactions	17	-	2,511	-	-	-	-	2,511
Stock options exercised	15, 17	12,088	(1,681)	-	-	-	-	10,407
Dividends to owners of the Company	15	-	-	-	-	-	(21,443)	(21,443)
Repurchase of own shares	15	(6,897)	-	-	-	-	(39,190)	(46,087)
Net settlement of restricted share units	15, 17	3	(7)	-	-	-	(6)	(10)
Total transactions with owners, recorded directly in equity		5,194	823	-	-	-	(60,639)	(54,622)

Balance as at March 31, 2021*		1,125,243	20,606	(379)	(156,188)	-	809,751	1,799,033

* Recasted for change in accounting policy (see note 4).

The notes on pages 7 to 23 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of U.S. dollars)		Three months	Three months
		ended	ended
	Note	March 31, 2022	March 31, 2021*

Cash flows from operating activities
Net income for the period		147,723	66,887
Adjustments for:
Depreciation of property and equipment	7	64,447	41,220
Depreciation of right-of-use assets	8	31,524	22,799
Amortization of intangible assets	9	14,261	14,371
Share-based payment transactions	17	4,027	2,511
Net finance costs	20	20,189	14,435
Income tax expense	21	51,854	20,423
Gain on sale of property and equipment		(19,870)	(3,605)
Gain on derecognition of right-of-use assets		(57)	(404)
Gain on sale of assets held for sale		-	(3,938)
Employee benefits		5,680	153
Provisions net of payments		9,654	(7,064)
Net change in non-cash operating working capital	6	(136,244)	39,129
Interest paid		(20,224)	(11,850)
Income tax paid		(35,273)	(39,872)
Net cash from operating activities		137,691	155,195

Cash flows used in investing activities
Purchases of property and equipment	7	(90,426)	(37,369)
Proceeds from sale of property and equipment		43,915	17,000
Proceeds from sale of assets held for sale		-	6,491
Purchases of intangible assets	9	(1,440)	(964)
Proceeds from sale of intangible assets		250	-
Business combinations, net of cash acquired	5	(22,235)	(19,019)
Purchases of investments		(27,583)	-
Others		673	(115)
Net cash used in investing activities		(96,846)	(33,976)

Cash flows (used in) from financing activities
Decrease in bank indebtedness		(238)	(3,828)
Proceeds from long-term debt	11	310,025	505,320
Repayment of long-term debt	11	(337,339)	(10,781)
Net increase (decrease) in revolving facilities	11	114,030	(132,950)
Repayment of lease liabilities	12	(30,627)	(24,161)
Decrease in other financial liabilities		(591)	(185)
Dividends paid		(24,940)	(21,273)
Repurchase of own shares	15	(74,029)	(46,087)
Proceeds from exercise of stock options	15	4,202	10,407
Repurchase of own shares for restricted share unit settlement	15	(24)	(10)
Net cash (used in) from financing activities		(39,531)	276,452

Net change in cash and cash equivalents		1,314	397,671
Cash and cash equivalents, beginning of period		19,292	4,297
Cash and cash equivalents, end of period		20,606	401,968

* Recasted for changes in presentation for consistency with the current year presentation.

The notes on pages 7 to 23 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2022 AND 2021 – (UNAUDITED)

1.	Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2022 and 2021 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.	Basis of preparation
a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Group.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on April 28, 2022.

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	investment in equity securities, derivative financial instruments and contingent considerations are measured at fair value;
•	liabilities for cash-settled share-based payment arrangements are measured at fair value in accordance with IFRS 2;
•	the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and
•	assets and liabilities acquired in business combinations are measured at fair value at acquisition date.

These condensed consolidated interim financial statements are expressed in U.S. dollars, except where otherwise indicated.

c)Seasonality of interim operations

The activities conducted by the Group are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter being generally the weakest in terms of demand. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise. Consequently, the results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

d)	Functional and presentation currency

The Company’s consolidated interim financial statements are presented in U.S. dollars (“U.S. dollars” or “USD”).

The Company’s functional currency is the Canadian dollar (“CAD” or CDN$”). Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the cumulative foreign currency translation adjustment.

All financial information presented in U.S. dollars has been rounded to the nearest thousand.

e)	Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identified assets and liabilities acquired

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2022 AND 2021 – (UNAUDITED)

in business combinations, income tax provisions, defined benefit obligation, the self-insurance and other provisions, and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied and described in the Group’s 2021 annual consolidated financial statements.

3.	Significant accounting policies

The accounting policies described in the Group’s 2021 annual consolidated financial statements have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated in note 3. The accounting policies have been applied consistently by Group entities.

New standards and interpretations adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2022 and have been applied in preparing these condensed consolidated interim financial statements.

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

On May 14, 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37). The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. Early adoption is permitted. IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the “costs of fulfilling a contract” comprise both:

•	the incremental costs – e.g. direct labour and materials; and
•	an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of property and equipment used in fulfilling the contract.

The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

The following new standards are not yet effective, and have not been applied in preparing these condensed consolidated interim financial statements:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The extent of the impact of adoption of the amendments has not yet been determined.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2022 AND 2021 – (UNAUDITED)

Definition of Accounting Estimates (Amendments to IAS 8)

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy. The extent of the impact of adoption of the amendments has not yet been determined.

4.	Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and Mexico in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports. The following summary describes the operations in each of the Group’s reportable segments:

Package and Courier:	Pickup, transport and delivery of items across North America.
Less-Than-Truckload (b):	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (a):

Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.

(a)The Truckload reporting segment represents the aggregation of the Canadian Conventional Truckload, U.S. Conventional Truckload, and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar with respect to the nature of services offered and the methods used to distribute their services, additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

(b)Beginning in the second quarter of fiscal 2021, due to the acquisition of UPS Freight, the Less-Than-Truckload reporting segment now represents the aggregation of the Canadian Less-Than-Truckload and U.S. Less-Than-Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services, additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income (loss)” in the consolidated statements of income. Segment’s operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2022 AND 2021 – (UNAUDITED)

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended March 31, 2022
External revenue	124,169	824,392	510,505	434,782	-	-	1,893,848
External fuel surcharge	28,174	162,965	92,551	13,981	-	-	297,671
Inter-segment revenue and
fuel surcharge	492	12,753	6,618	657	-	(20,520)	-
Total revenue	152,835	1,000,110	609,674	449,420	-	(20,520)	2,191,519
Operating income (loss)	26,085	94,770	71,028	34,882	(6,999)	-	219,766
Selected items:
Depreciation and
amortization	6,854	37,502	56,228	9,443	205	-	110,232
Gain on sale of land
and buildings	-	-	44	-	-	-	44
Intangible assets	195,387	187,959	953,635	496,569	303	-	1,833,853
Total assets	382,027	2,328,133	2,321,932	803,972	97,689	-	5,933,753
Total liabilities	108,893	856,538	527,388	243,759	1,918,786	(135)	3,655,229
Additions to property
and equipment	4,758	48,735	35,712	553	77	-	89,835

Three months ended March 31, 2021*
External revenue	131,277	129,699	420,745	377,413	-	-	1,059,134
External fuel surcharge	14,416	18,828	49,463	6,966	-	-	89,673
Inter-segment revenue and
fuel surcharge	272	1,995	4,398	999	-	(7,664)	-
Total revenue	145,965	150,522	474,606	385,378	-	(7,664)	1,148,807
Operating income (loss)	18,324	22,136	50,006	29,060	(17,781)	-	101,745
Selected items:
Depreciation and
amortization	6,539	12,512	48,540	10,317	482	-	78,390
Gain on sale of
assets held for sale	-	9	3,929	-	-	-	3,938
Intangible assets	195,326	189,601	912,339	455,572	307	-	1,753,145
Total assets	377,603	592,110	2,106,801	713,374	439,142	-	4,229,030
Total liabilities	111,531	211,235	470,151	212,249	1,424,965	(134)	2,429,997
Additions to property
and equipment	2,832	4,361	27,910	92	20	-	35,215

* Recasted for change in accounting policy following the 2021 IFRS Interpretation Committee’s agenda decision on Configuration or Customization Cost in a Cloud Computing Arrangement (IAS 38 Intangible Assets). Implementation costs on cloud computing arrangements, previously capitalized, are expensed as incurred. The result was a decrease in intangible assets of $2.1 million, a decrease in deferred tax liabilities of $0.5 million, and a decrease in retained earnings of $1.6 million reflected in the closing balances of December 31, 2019.

Geographical information

Revenue is attributed to geographical locations based on the origin of service’s location.

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Eliminations	Total
Three months ended March 31, 2022
Canada	152,835	163,560	264,965	63,051	(9,536)	634,875
United States	-	836,550	344,709	380,210	(10,984)	1,550,485
Mexico	-	-	-	6,159	-	6,159
Total	152,835	1,000,110	609,674	449,420	(20,520)	2,191,519

Three months ended March 31, 2021
Canada	145,965	133,134	202,348	67,230	(6,440)	542,237
United States	-	17,388	272,258	312,404	(1,224)	600,826
Mexico	-	-	-	5,744	-	5,744
Total	145,965	150,522	474,606	385,378	(7,664)	1,148,807

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2022 AND 2021 – (UNAUDITED)

Segment assets are based on the geographical location of the assets.

	As at	As at
	March 31, 2022	December 31, 2021
Property and equipment, right-of-use assets and intangible assets
Canada	1,933,192	1,933,050
United States	2,578,289	2,575,363
Mexico	15,145	14,915
	4,526,626	4,523,328

5.	Business combinations
a)	Business combinations

In line with the Group’s growth strategy, the Group acquired one business during 2022, which was not considered to be material. This transaction was concluded in order to add density in the Group’s current network and further expand value-added services.

Had the Group acquired this non-material business on January 1, 2022, as per management’s best estimates, the revenue and net income for this entity would have been $11.0 million and $1.7 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2022 and adjusted for interest, based on the purchase price and average borrowing rate of the Group, and income tax expense based on the effective tax rate.

During the three months ended March 31, 2022, this non-material business contributed revenue and net income of $1.6 million and $0.1 million, respectively, since the acquisition.

During the three months ended March 31, 2022, transaction costs of nil (2021 – nil) have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisition.

As of the reporting date, the Group had not yet completed the purchase price allocation over the identifiable net assets and goodwill of the 2022 acquisition. Information to confirm the fair value of certain assets and liabilities still needs to be obtained. As the Group obtains more information, the allocation will be completed.

The table below presents the purchase price allocation based on the best information available to the Group to date.

Identifiable assets acquired and liabilities assumed	Note	March 31, 2022*
Cash and cash equivalents		1,736
Trade and other receivables		3,278
Inventoried supplies and prepaid expenses		413
Property and equipment	7	(133)
Right-of-use assets	8	3,875
Intangible assets	9	20,887
Other assets		123
Trade and other payables		1,309
Income tax payable		205
Provisions		(1,710)
Long-term debt	11	(229)
Lease liabilities	12	(3,875)
Deferred tax liabilities		(5,066)
Total identifiable net assets		20,813
Total consideration transferred		44,763
Goodwill	9	23,950
Cash		23,971
Contingent consideration		20,792
Total consideration transferred		44,763
* Includes non-material adjustments to prior year's acquisitions

The trade receivables comprise gross amounts due of $3.3 million, of which nil was expected to be uncollectible at the acquisition date.

Of the goodwill and intangible assets acquired through business combinations in 2022, nil is deductible for tax purposes.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2022 AND 2021 – (UNAUDITED)

b)	Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

The goodwill arising in the business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	March 31, 2022*
Canadian Truckload	Truckload	776
U.S. Truckload	Truckload	(1,413)
Specialized Truckload	Truckload	371
Logistics	Logistics	24,216
		23,950

* Includes non-material adjustments to prior year's acquisitions for which purchase price allocations were completed.

c)	Contingent consideration

The contingent consideration relates to the non-material business acquisition and is recorded in the original purchase price allocation. This consideration is contingent on achieving specified earning levels in a future period. The maximum amount payable is $21.0 million in less than one year and is currently presented in other financial liabilities on the consolidated statements of financial position.

d)	Adjustment to the provisional amounts of prior year’s business combinations

The 2021 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of UPS Ground Freight Inc. and various other non-material acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information obtained during the measurement period following the acquisition. Consequently, the fair value of certain assets acquired, and liabilities assumed of UPS Ground Freight Inc. and the other non-material acquisitions in fiscal 2021 have been adjusted in 2022. No material adjustments were required to the provisional fair values for these prior period’s business combinations during the three months ended March 31, 2022 and have been included with the acquisitions of 2022. As of the reporting date, the Group had not yet completed the purchase price allocation over the identifiable net assets and goodwill of certain of the 2021 acquisitions, including UPS Ground Freight Inc.

6.	Additional cash flow information

Net change in non-cash operating working capital

	Three months	Three months
	ended	ended
	March 31, 2022	March 31, 2021
Trade and other receivables	(124,024)	11,098
Inventoried supplies	(1,297)	(191)
Prepaid expenses	(8,248)	3,549
Trade and other payables	(2,675)	24,673
	(136,244)	39,129

│12

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2022 AND 2021 – (UNAUDITED)

7.	Property and equipment

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2021		1,110,001	1,772,463	200,765	3,083,229
Additions through business combinations*	5	-	(226)	93	(133)
Other additions		2,882	81,873	5,080	89,835
Disposals		(133)	(37,945)	(3,017)	(41,095)
Reclassification to assets held for sale		(28,352)	-	-	(28,352)
Effect of movements in exchange rates		3,025	6,373	1,300	10,698
Balance at March 31, 2022		1,087,423	1,822,538	204,221	3,114,182

Accumulated Depreciation
Balance at December 31, 2021		72,012	577,893	101,450	751,355
Depreciation		4,541	53,646	6,260	64,447
Disposals		(110)	(14,191)	(2,749)	(17,050)
Reclassification to assets held for sale		(78)	-	-	(78)
Effect of movements in exchange rates		539	3,107	933	4,579
Balance at March 31, 2022		76,904	620,455	105,894	803,253

Net carrying amounts
At December 31, 2021		1,037,989	1,194,570	99,315	2,331,874
At March 31, 2022		1,010,519	1,202,083	98,327	2,310,929

* Includes non-material adjustments to prior year's acquisitions

As at March 31, 2022, $0.2 million is included in trade and other payables for the purchases of property and equipment (December 31, 2021 – $1.0 million).

8.	Right-of-use assets

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2021		510,277	233,710	3,903	747,890
Other additions		4,688	11,261	212	16,161
Additions through business combinations*	5	3,859	16	-	3,875
Derecognition**		(5,149)	(12,764)	(363)	(18,276)
Effect of movements in exchange rates		3,464	1,415	12	4,891
Balance at March 31, 2022		517,139	233,638	3,764	754,541

Depreciation
Balance at December 31, 2021		257,507	90,092	1,758	349,357
Depreciation		16,446	14,764	314	31,524
Derecognition**		(2,073)	(8,398)	(351)	(10,822)
Effect of movements in exchange rates		1,986	645	7	2,638
Balance at March 31, 2022		273,866	97,103	1,728	372,697

Net carrying amounts
At December 31, 2021		252,770	143,618	2,145	398,533
At March 31, 2022		243,273	136,535	2,036	381,844

* Includes non-material adjustments to prior year's acquisitions

** Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

│13

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2022 AND 2021 – (UNAUDITED)

9.	Intangible assets

			Other intangible assets
					Non-
			Customer		compete	Information
	Note	Goodwill	relationships	Trademarks	agreements	technology	Total
Cost
Balance at December 31, 2021		1,572,291	588,514	88,811	17,948	31,996	2,299,560
Additions through business combinations*	5	23,950	18,728	1,274	881	4	44,837
Other additions		-	-	-	-	1,440	1,440
Disposals		-	-	(380)	-	-	(380)
Extinguishments		-	(57,919)	(18,863)	(210)	(290)	(77,282)
Effect of movements in exchange rates		8,015	2,560	286	103	145	11,109
Balance at March 31, 2022		1,604,256	551,883	71,128	18,722	33,295	2,279,284

Amortization and impairment losses
Balance at December 31, 2021		147,480	287,578	45,675	7,666	18,240	506,639
Amortization		-	11,010	1,181	889	1,181	14,261
Disposals		-	-	(130)	-	-	(130)
Extinguishments		-	(57,919)	(18,863)	(210)	(290)	(77,282)
Effect of movements in exchange rates		436	1,181	157	50	119	1,943
Balance at March 31, 2022		147,916	241,850	28,020	8,395	19,250	445,431

Net carrying amounts
At December 31, 2021		1,424,811	300,936	43,136	10,282	13,756	1,792,921
At March 31, 2022		1,456,340	310,033	43,108	10,327	14,045	1,833,853

* Includes non-material adjustments to prior year's acquisitions

10.	Other assets

	As at	As at
	March 31, 2022	December 31, 2021
Security deposits	3,693	3,780
Investments in equity securities	52,573	31,391
Other	4,084	2,671
	60,350	37,842

Investments in equity securities include $37.5 million (December 31, 2021 – $16.4 million) of Level 1 investments and $15.1 million (December 31, 2021 - $15.0 million) of Level 3 investments. The Group elected to designate these investments as fair value through OCI.

11.	Long-term debt

	As at	As at
	March 31, 2022	December 31, 2021
Non-current liabilities
Unsecured revolving facilities	356,012	239,406
Unsecured debenture	159,236	157,743
Unsecured senior notes	1,078,089	778,613
Conditional sales contracts	67,657	68,746
	1,660,994	1,244,508

Current liabilities
Current portion of unsecured revolving facilities	-	324,444
Current portion of conditional sales contracts	40,809	39,142
	40,809	363,586

│14

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2022 AND 2021 – (UNAUDITED)

The table below summarizes changes to the long-term debt:

		Three months ended	Three months ended
	Note	March 31, 2022	March 31, 2021
Balance at beginning of period		1,608,094	872,544
Proceeds from long-term debt		310,025	505,320
Business combinations	5	229	1,541
Repayment of long-term debt		(337,339)	(10,781)
Net increase (decrease) in revolving facilities		114,030	(132,950)
Accretion of deferred financing fees		388	312
Effect of movements in exchange rates		15,138	9,727
Effect of movements in exchange rates – debt designated as net investment hedge		(8,762)	(2,874)
Balance at end of period		1,701,803	1,242,839

The Group’s revolving facilities have a total size of $1,006.2 million at March 31, 2022 (December 31, 2021 – $997.1 million) and an additional $200.7 million of credit availability (CAD $245 million and USD $5 million). The additional credit is available under certain conditions under the Group’s syndicated revolving credit agreement.

On March 23, 2022, the Company received $200 million in proceeds from the issuance of new debts taking the form of unsecured senior notes consisting of two tranches maturing on March 23, 2032, and 2037, bearing fixed interest rates of 3.50% and 3.80%, respectively. Deferred financing fees of $0.3 million were recognized on the increase.

On March 23, 2022, the Company received additional $100 million in proceeds from the amendment and restatement of the debt agreement signed on July 2, 2021, taking the form of unsecured senior notes as the third tranche maturing on April 2, 2034, bearing fixed interest rate of 3.55%. Deferred financing fees of $0.1 million were recognized on the increase.

The two debts described above are subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Company’s syndicated revolving credit agreement as described in note 25(f) of the 2021 annual consolidated financial statements.

The proceeds of two debt issuances were used in full to pay off the unsecured term loan which was due in June 2022 without any penalty.

12.	Lease liabilities

	As at	As at
	March 31, 2022	December 31, 2021
Current portion of lease liabilities	113,979	115,344
Long-term portion of lease liabilities	299,614	313,862
	413,593	429,206

The table below summarizes changes to the lease liabilities:

		Three months ended	Three months ended
	Note	March 31, 2022	March 31, 2021
Balance at beginning of period		429,206	355,986
Business combinations	5	3,875	2,705
Additions		16,161	18,838
Derecognition*		(7,511)	(1,215)
Repayment		(30,627)	(24,161)
Effect of movements in exchange rates		2,489	2,729
Balance at end of period		413,593	354,882

* Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

│15

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2022 AND 2021 – (UNAUDITED)

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $12.7 million (December 31, 2021 – $12.7 million) related to extension options that the Group is reasonably certain to exercise.

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $362.6 million (December 31, 2021 - $362.4 million).

The Group does not have a significant exposure to termination options and penalties.

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at
March 31, 2022
Less than 1 year	124,958
Between 1 and 5 years	253,869
More than 5 years	73,213
452,040

13.	Employee benefits

The Group has various benefit plans, mainly TForce Freight pension plans and TFI International pension plans, under which participants are entitled to benefits once participation requirements are satisfied. Additional information relating to the retirement benefit plans is provided in Note 15 - Employee benefits of the Group’s 2021 annual consolidated financial statements.

For the three months ended March 31, 2022, current service cost and interest cost represent $31.3 million and $0.1 million, respectively, for the TForce Freight pension plans, for a net periodic benefit cost of $31.3 million (2021 – nil).

Pension contributions for the three months ended March 31, 2022 of $25.8 million primarily represent contributions to the TForce Freight pensions plans, for the current service cost, as determined under the Group’s applicable actuarial valuation for funding purposes.

14.	Provisions

	Self insurance	Other	Total
As at March 31, 2022
Current provisions	32,254	11,169	43,423
Non-current provisions	52,373	40,171	92,544
	84,627	51,340	135,967

As at December 31, 2021
Current provisions	26,771	12,241	39,012
Non-current provisions	42,696	40,934	83,630
	69,467	53,175	122,642

Self-insurance provisions represent the uninsured portion of outstanding claims at period-end. Other provisions include mainly litigation provisions of $35.0 million (December 31, 2021 - $35.8 million). Litigation provisions contain various pending claims for which management used judgement and assumptions about future events. The outcomes will depend on future claim developments.

│16

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2022 AND 2021 – (UNAUDITED)

15.	Share capital and other components of equity

The Company is authorized to issue an unlimited number of common shares and preferred shares, issuable in series. Both common and preferred shares are without par value. All issued shares are fully paid.

The common shares entitle the holders thereof to one vote per share. The holders of the common shares are entitled to receive dividends as declared from time to time. Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Company, the holders of the common shares are entitled to receive the remaining property of the Company upon its dissolution, liquidation or winding-up.

The preferred shares may be issued in one or more series, with such rights and conditions as may be determined by resolution of the Directors who shall determine the designation, rights, privileges, conditions and restrictions to be attached to the preferred shares of such series. There are no voting rights attached to the preferred shares except as prescribed by law. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of assets of the Company among its shareholders, the holders of the preferred shares of each series are entitled to receive, with priority over the common shares and any other shares ranking junior to the preferred shares of the Company, an amount equal to the redemption price for such shares, plus an amount equal to any dividends declared thereon but unpaid and not more. The preferred shares for each series are also entitled to such other preferences over the common shares and any other shares ranking junior to the preferred shares as may be determined as to their respective series authorized to be issued. The preferred shares of each series shall be on a parity basis with the preferred shares of every other series with respect to payment of dividends and return of capital. There are no preferred shares currently issued and outstanding.

The following table summarizes the number of common shares issued:

(in number of shares)	Note	Three months	Three months
		ended	ended
		March 31, 2022	March 31, 2021
Balance, beginning of period		92,152,893	93,397,985
Repurchase and cancellation of own shares		(735,600)	(642,200)
Stock options exercised	17	182,061	479,715
Balance, end of period		91,599,354	93,235,500

The following table summarizes the share capital issued and fully paid:

	Three months	Three months
	ended	ended
	March 31, 2022	March 31, 2021
Balance, beginning of period	1,133,181	1,120,049
Repurchase and cancellation of own shares	(8,061)	(6,897)
Cash consideration of stock options exercised	4,202	10,407
Ascribed value credited to share capital on stock options exercised	1,497	1,681
Issuance of shares on settlement of RSUs	12	3
Balance, end of period	1,130,831	1,125,243

Pursuant to the normal course issuer bid (“NCIB”) which began on November 2, 2021 and ending on November 1, 2022, the Company is authorized to repurchase for cancellation up to a maximum of 7,000,000 of its common shares under certain conditions. As at March 31, 2022, and since the inception of this NCIB, the Company has repurchased and cancelled 1,735,600 shares.

During the three months ended March 31, 2022, the Company repurchased 735,600 common shares at a weighted average price of $100.64 per share for a total purchase price of $74.0 million relating to the NCIB. During the three months ended March 31, 2021, the Company repurchased 642,200 common shares at a weighted average price of $71.76 per share for a total purchase price of $46.1 million relating to a previous NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of $66.0 million (2021 – $39.2 million) was charged to retained earnings as share repurchase premium.

│17

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2022 AND 2021 – (UNAUDITED)

16.	Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months
	ended	ended
	March 31, 2022	March 31, 2021
Net income attributable to owners of the Company	147,723	66,887
Issued common shares, beginning of period	92,152,893	93,397,985
Effect of stock options exercised	39,592	189,117
Effect of repurchase of own shares	(222,460)	(204,709)
Weighted average number of common shares	91,970,025	93,382,393

Earnings per share – basic (in dollars)	1.61	0.72

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months
	ended	ended
	March 31, 2022	March 31, 2021
Net income attributable to owners of the Company	147,723	66,887
Weighted average number of common shares	91,970,025	93,382,393
Dilutive effect:
Stock options and restricted share units	1,968,237	2,121,110
Weighted average number of diluted common shares	93,938,262	95,503,503

Earnings per share - diluted (in dollars)	1.57	0.70

As at March 31, 2022, no stock options were excluded from the calculation of diluted earnings per share (March 31, 2021 – 78,122) as none were deemed to be anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

17.	Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods. The table below summarizes the changes in the outstanding stock options:

│18

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2022 AND 2021 – (UNAUDITED)

(in thousands of options and in dollars)	Three months		Three months
		ended		ended
	March 31, 2022		March 31, 2021
		Weighted		Weighted
	Number	average	Number	average
	of	exercise	of	exercise
	options	price	options	price
Balance, beginning of period	2,061	25.70	2,982	24.65
Exercised	(182)	22.42	(480)	22.19
Forfeited	-	-	(8)	23.70
Balance, end of period	1,879	26.01	2,494	25.13
Options exercisable, end of period	1,523	24.50	2,105	23.64

The following table summarizes information about stock options outstanding and exercisable at March 31, 2022:

(in thousands of options and in dollars)	Options outstanding		Options
			exercisable
		Weighted
		average
	Number	remaining	Number
	of	contractual life	of
Exercise prices	options	(in years)	options
19.12	122	0.3	122
18.83	418	1.3	418
26.82	193	1.9	193
23.70	373	2.9	373
30.71	678	3.9	388
40.41	95	5.3	29
	1,879	2.8	1,523

Of the options outstanding at March 31, 2022, a total of 1,538,216 (December 31, 2021 - 1,669,767) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in the three months ended March 31, 2022 was $106.16 (March 31, 2021 – $75.94).

For the three months ended March 31, 2022, the Group recognized a compensation expense of $0.1 million (March 31, 2021 - $0.4 million) with a corresponding increase to contributed surplus.

No stock options were granted during the three months ended March 31, 2022 under the Company’s stock option plan.

Deferred share unit plan for board members (cash-settled)

The Company offered a deferred share unit (“DSU”) plan for its board members. Under this plan, until December 31, 2020, board members could elect to receive cash, DSUs or a combination of both for their compensation. The following table provides the number of DSUs related to this plan:

(in units)	Three months	Three months
	ended	ended
	March 31, 2022	March 31, 2021
Balance, beginning of period	306,554	373,926
Dividends paid in units	724	1,573
Balance, end of period	307,278	375,499

In personnel expenses, the Group recognized a mark-to-market gain on DSUs of $2.1 million for the three months ended March 31, 2022 (March 31, 2021 – loss of $8.4 million).

Effective January 1, 2021, a new director compensation program was put in place. Quarterly cash amounts are paid to the board members on the 2nd Thursday following each quarter. In addition, an equity portion of compensation is awarded, comprised of restricted share units granted annually effective on the date of each Annual Meeting, with a vesting period of one year. For the three months ended

│19

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2022 AND 2021 – (UNAUDITED)

March 31, 2022, the Group recognized, as a result of the director compensation plan, a compensation expense of $0.3 million (March 31, 2021 – $0.3 million).

As at March 31, 2022, the total carrying amount of liabilities for cash-settled arrangements recorded in trade and other payables amounted to $32.7 million (December 31, 2021 - $34.4 million).

Performance contingent restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. Each participant’s annual LTIP allocation is split in two equally weighted awards of performance share units (“PSUs”) and of restricted share units (‘’RSUs’’). The PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award whereas the RSUs are only subject to a time cliff vesting condition on the third anniversary of the award. The performance conditions attached to the PSUs are equally weighted between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

Restricted share units

On February 7, 2022, the Company granted a total of 63,404 RSUs under the Company’s equity incentive plan of which 39,750 were granted to key management personnel, at that date. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $98.27 per unit.

On February 8, 2021, the Company granted a total of 78,122 RSUs under the Company’s equity incentive plan of which 51,328 were granted to key management personnel, at that date. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $70.59 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs and in dollars)	Three months		Three months
		ended		ended
	March 31, 2022		March 31, 2021
		Weighted		Weighted
	Number	average	Number	average
	of	grant date	of	grant date
	RSUs	fair value	RSUs	fair value
Balance, beginning of period	272	54.27	299	31.54
Granted	63	98.27	78	70.59
Reinvested	-	-	1	31.54
Forfeited	(1)	72.11	(1)	32.41
Balance, end of period	334	62.52	377	39.62

The following table summarizes information about RSUs outstanding and exercisable as at March 31, 2022:

(in thousands of RSUs and in dollars)	RSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	RSUs	(in years)
77.32	12	0.1
103.66	34	0.1
32.41	147	0.9
70.59	78	1.9
98.27	63	2.9
	334	1.4

For the three months ended March 31, 2022, the Group recognized, as a result of RSUs, a compensation expense of $2.3 million (March 31, 2021 - $1.3 million) with a corresponding increase to contributed surplus.

│20

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2022 AND 2021 – (UNAUDITED)

Of the RSUs outstanding at March 31, 2022, a total of 215,368 (December 31, 2021 – 171,222) are held by key management personnel.

Performance share units

On February 7, 2022, the Company granted a total of 63,404 PSUs under the Company’s equity incentive plan of which 39,750 were granted to key management personnel, at that date. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $100.43 per unit as at grant date and $100.43 per unit as at March 31, 2022.

On February 8, 2021, the Company granted a total of 78,122 PSUs under the Company’s equity incentive plan of which 51,328 were granted to key management personnel, at that date. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $89.64 per unit as at grant date and $105.53 per unit as at March 31, 2022.

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs and in dollars)	Three months		Three months
		ended		ended
	March 31, 2022		March 31, 2021
		Weighted		Weighted
	Number	average	Number	average
	of	grant date	of	grant date
	PSUs	fair value	PSUs	fair value
Balance, beginning of period	226	52.25	147	32.41
Granted	63	100.43	78	89.64
Reinvested	-	-	1	32.41
Forfeited	(1)	78.04	(1)	32.41
Balance, end of period	288	62.70	225	52.25

The following table summarizes information about PSUs outstanding and exercisable as at March 31, 2022:

(in thousands of PSUs and in dollars)	PSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	PSUs	(in years)
32.41	147	0.9
89.64	78	1.9
100.43	63	2.9
	288	1.6

For the three months ended March 31, 2022, the Group recognized, as a result of PSUs, a compensation expense of $1.6 million (March 31, 2021 – $0.8 million) with a corresponding increase to contributed surplus.

Of the PSUs outstanding at March 31, 2022, a total of 181,067 (December 31, 2021 - 138,141) are held by key management personnel.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2022 AND 2021 – (UNAUDITED)

18.	Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consists primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	Three months	Three months
	ended	ended
	March 31, 2022	March 31, 2021
Independent contractors	848,340	520,953
Vehicle operation expenses	292,068	144,967
	1,140,408	665,920

19.	Personnel expenses

In 2020, the Canada Emergency Wage Subsidy (“CEWS”) was established to enable Canadian employers to re-hire workers previously laid off, help prevent further job losses, and to better position themselves to resume normal operations following the COVID-19 pandemic declaration and crisis.

During the three months ended March 31, 2021, certain legal entities within the Company had qualified for the CEWS resulting in a $6.5 million (2022 - nil) that was recorded and offset against personnel expenses, presented in short-term employee benefits, in the condensed consolidated interim statement of income.

20.	Finance income and finance costs

Recognized in income or loss:

Costs (income)	Three months	Three months
	ended	ended
	March 31, 2022	March 31, 2021
Interest expense on long-term debt and amortization of
deferred financing fees	12,131	9,872
Interest expense on lease liabilities	3,361	3,002
Interest income	(23)	(569)
Net change in fair value and accretion expense
of contingent considerations	(43)	259
Net foreign exchange loss (gain)	307	(38)
Other financial expenses	4,456	1,909
Net finance costs	20,189	14,435
Presented as:
Finance income	(66)	(607)
Finance costs	20,255	15,042

21.	Income tax expense

Income tax recognized in income or loss:

	Three months	Three months
	ended	ended
	March 31, 2022	March 31, 2021
Current tax expense
Current period	52,435	26,384
Adjustment for prior periods	(125)	(3,245)
	52,310	23,139
Deferred tax expense (recovery)
Origination and reversal of temporary differences	(3,246)	(6,015)
Variation in tax rate	339	(51)
Adjustment for prior periods	2,451	3,350
	(456)	(2,716)
Income tax expense	51,854	20,423

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2022 AND 2021 – (UNAUDITED)

Reconciliation of effective tax rate:

	Three months		Three months
	ended		ended
	March 31, 2022		March 31, 2021
Income before income tax		199,577		87,310
Income tax using the Company’s statutory tax rate	26.5%	52,888	26.5%	23,137

Increase (decrease) resulting from:
Rate differential between jurisdictions	0.0%	54	0.1%	87
Variation in tax rate	0.2%	339	-0.1%	(51)
Non deductible expenses	0.4%	822	1.2%	1,048
Tax deductions and tax exempt income	-2.4%	(4,801)	-4.8%	(4,191)
Adjustment for prior periods	1.2%	2,326	0.1%	105
Multi-jurisdiction tax	0.1%	226	0.3%	288
	26.0%	51,854	23.4%	20,423

22.	Contingencies, letters of credit and other commitments
a)	Contingencies

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)	Letters of credit

As at March 31, 2022, the Group had $49.5 million of outstanding letters of credit (December 31, 2021 - $47.4 million).

c)	Other commitments

As at March 31, 2022, the Group had $148.4 million of purchase commitments (December 31, 2021 – $75.1 million) and $5.6 million of purchase orders for leases that the Group intends to enter into and that are expected to materialize within a year (December 31, 2021 – $13.2 million).

23.	Subsequent events

Subsequent to March 31, 2022, the Group purchased additional Level 1 investments for $41.3 million.

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